

March 15, 2007

Via Facsimile 212 446-6460and U.S. Mail

Andrew E. Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022

> **Re: Belden CDT Inc.**
> **Schedule TO-I filed March 5, 2007**
> **File no. 5-42911**

Dear Mr. Nagel:

We have reviewed the above-referenced filing and have the following comments.

1.   We note that you are incorporating by reference part of the financial information required by Item 1010(a) of Regulation M-A. Please note that when you incorporate such information by reference, you must also provide in your disclosure materials all of the summary information required by Item 1010(c) of Regulation M-A. Please refer to Instruction 6 to Item 10 of Schedule TO and Phone Interp. H.7 of the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations. Please revise accordingly.

Where you can find more information, page ii

2.   It appears that you are attempting to forward incorporate information by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO. Please revise as appropriate.

Conditions to the Exchange Offer, page 22

3.   We note your reference to "conditions precedent to the exchange offer." The meaning of this statement is unclear. Revise to clarify that each condition must be satisfied or waived prior to expiration of the offer.

4.   Refer to your statement reserving the right to conditions can be waived "in whole or in part." Please revise to clarify that in the event you waive a condition, you will waive it for all holders.

5.   We note your statement on that your determinations regarding the conditions "shall be conclusive and binding." This statement creates the impression that holders have no legal recourse regarding the conditions of the offer of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning. Make a corresponding revision with respect to conditions in your "Miscellaneous" section.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from Belden CDT Inc. acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions